UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

YUMWOOF NATURAL PET FOOD LLC

Legal status of Issuer:

     Form:

Limited Liability Company

     Jurisdiction of Incorporation/Organization:

Nevada

     Date of Organization:

April 7, 2020

Physical Address of Issuer:

6431 W Sahara Ave, Suite 100, Las Vegas, NV 89146

Website of Issuer:

https://yumwoof.com/

Current Number of Employees:

2

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$200,470.92	$53,677
Cash & Cash Equivalents	$89,063.82	$53,677
Accounts Receivable	$0	$0
Short-term Debt	$87,169	$25,048
Long-term Debt	$0	$0
Revenues/Sales	$880,953.94	$27,721
Cost of Goods Sold	$296,527.35	$58,080
Taxes Paid	$0	$0
Net Income	($83,074.21)	($46,371)

*Company formed on April 7, 2020.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 29, 2022

FORM C-AR

YUMWOOF NATURAL PET FOOD LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by YUMWOOF NATURAL PET FOOD LLC, a Nevada limited liability company ("**Yumwoof,**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://yumwoof.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Yumwoof Natural Pet Food LLC is a manufacturer of natural pet food, formed in Nevada as a limited liability company on April 7, 2020.

The Company is located at 6431 W Sahara Ave, Suite 100, Las Vegas, NV 89146.

The Company's website is https://yumwoof.com/.

The Company conducts business in Nevada and sells products and services through the internet throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/Yumwoof.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We have never generated any significant revenues, have a history of losses, and cannot assure you that we will ever become or remain profitable.

We have not yet generated any significant revenue from operations and, accordingly, we have incurred net losses in 2020 and through 2021. To date, we have dedicated most of our financial resources to general and administrative expenses, and sales and marketing activities. We have funded all of our activities through sales of our securities, promissory notes and sales. We anticipate net losses and negative cash flow to continue for the foreseeable future until such time as revenue is generated in sufficient amounts to offset operating costs. Due to limited financial resources, we have limited our sales and marketing efforts during the past year. Furthermore, we have a significant working capital deficit as of the date hereof. Consequently, we will need to generate significant additional cash from financing activities to fund our operations. This has put a proportionate corresponding demand on capital. Our ability to achieve profitability is dependent upon our sales and marketing efforts, and our ability to manufacture and sell our products. There can be no assurance that we will ever generate revenues or that any revenues that may be generated will be sufficient for us to become profitable or thereafter maintain profitability. We may also face unforeseen problems, difficulties, expenses or delays in implementing our business plan.

We have limited commercial experience in marketing or selling any of our products, and unless we develop these capabilities, we may not be successful.

Even if we are able to develop and manufacture our products on a large scale, we have limited experience in operating our business in the volumes that will be necessary for us to achieve commercial sales and in marketing or selling our products to potential customers. We cannot assure you that we will be able to manufacture and deliver our products on a timely basis, in sufficient quantities, or on commercially reason.

Our small size and limited history negatively affect our ability to raise capital.

It is difficult for us to find any capital sources because of our relatively small capitalization, our losses to date, our current working capital position, our lack of sales and other factors. It is possible that we may not be able to raise sufficient funds in the future in order to survive and pursue our business plan.

Attempts to grow our business could have an adverse effect on the Company.

Because of our small size, we desire to grow rapidly in order to achieve certain economies of scale. To the extent that rapid growth does occur, it will place a significant strain on our financial, technical, operational and administrative resources. Our planned growth will result in increased responsibility for both existing and new management personnel. Effective growth management will depend upon our ability to integrate new personnel, to improve our operational, management and financial systems and controls, to train, motivate and manage our employees, and to increase our sources of raw materials, product manufacturing and packaging. If we are unable to manage growth effectively, our business, results of operations and financial condition may be materially and adversely affected. In addition, it is possible that no growth will occur or that growth will not produce profits for the Company.

The pet food product category in which we participate is highly competitive. If we are unable to compete effectively, our results of operations could be adversely affected.

The pet food product category in which we participate is highly competitive. There are numerous brands and products that compete for shelf space and sales, with competition based primarily upon brand recognition and loyalty, product packaging, quality and innovation, taste, nutrition, breadth of product line, price and convenience. We compete with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies. We face strong competition from competitors' products that are sometimes sold at lower prices. Price gaps between our products and our competitors' products may result in market share erosion and harm our business. A number of our competitors have broader product lines, substantially greater financial and other resources and/or lower fixed costs than we have. Our competitors may succeed in developing new or enhanced products, including fresh, refrigerated pet food, that are more attractive to customers or consumers than our products. These competitors may also prove to be more successful in marketing and selling their products or may be better able to increase prices to reflect cost pressures. We may not compete successfully with these other companies or maintain or grow the distribution of our products. We cannot predict the pricing or promotional activities of our competitors or whether they will have a negative effect on us. Many of our competitors engage in aggressive pricing and promotional activities. There are competitive pressures and other factors which could cause our products to lose market share or decline in sales or result in significant price or margin erosion, which would have a material adverse effect on our business, financial condition and results of operations.

Virtually all of the manufacturers, distributors and marketers of pet food have substantially greater management, financial, research and development, marketing and manufacturing resources than we do. Competitors in the super-premium pet food market include, among others: Colgate-Palmolive Co. (Hills' Science Diet), Iams Co. and Nestle's Purina brands. Brand loyalty to existing products may prevent us from achieving certain sales objectives. Additionally, the long-standing relationships maintained by existing premium pet food manufacturers with veterinarians and pet breeders may prevent us from obtaining professional recommendations for our products. In addition, we compete with private label supermarket dog foods, as well as premium dog foods offered in the specialty pet stores. Although the dominant existing premium pet food brands are not currently available in supermarkets and mass merchants, there can be no assurance that this situation will continue. In addition, there are no barriers to prevent the entry of such brands into the supermarket and mass merchant distribution channel, and in the event we fail to meet sales goals determined by them for our products they could cease shelving our products in their stores or replace our products with those of our competitors. The entrance into the supermarket or mass merchant distribution channel of an existing or new premium pet food by any of our competitors could have a material adverse effect on the Company. If we are not successful in competing in these markets, we may not be able to attain our business objectives.

If our products do not gain market acceptance, it is unlikely that we will become profitable.

The market for pet food is competitive and subject to changing consumer preferences, including sensitivities to product ingredients and nutritional claims. At this time, our products are largely unproven in the commercial arena. Market acceptance may depend on many factors, including factors beyond our control, including but not limited to:

- price
- aroma
- taste
- ingredients
- nutritional claims; and
- word-of-mouth recommendations by pet owners.

Pet food safety, quality, and health concerns could adversely affect our business.

We could be adversely affected if consumers lose confidence in the safety and quality of our owned brand or vendor-supplied pet food products and supplies. Adverse publicity about these types of concerns, whether valid or not, may discourage consumers from buying the products in our locations or cause vendor production and delivery disruptions. The actual or perceived sale of contaminated pet food products by our vendors or us could result in product liability claims against our vendors or us and a loss of consumer confidence, which could have an adverse effect on our sales and operations. In addition, if our products are alleged to pose a risk of injury or illness, or if they are alleged to have been mislabeled, misbranded, or adulterated, or to otherwise be in violation of governmental regulations, we may need to find alternate ingredients for our products, delay production of our products, or discard or otherwise dispose of our products, which could adversely affect our results of operations. If this occurs after the affected product has been distributed, we may need to withdraw or recall the affected product. Given the difficulty in converting pet food customers, if we lose customers due to a loss of confidence in safety or quality, it may be difficult to reacquire such customers

The pet food and supplies industry is price competitive and is characterized by high fixed costs. A reduction in prices for the industry could affect the demand for our products and services.

Pet food, supply and service companies are highly competitive and are characterized by a large number of competitors ranging from small to large companies with substantial resources. Many of our potential competitors have substantially larger customer bases, greater name recognition, greater reputation, and significantly greater financial and marketing resources than we do. In the future, aggressive marketing tactics implemented by our competitors could impact our limited financial resources and adversely affect our ability to compete in these markets. Price competition exists in the premium pet food, supplies and services industry. There are many pet food and supplies companies that could discount their product prices which could result in lower revenues for the entire industry. A shortfall from expected revenue levels would have a significant impact on our potential to generate revenue and possibly cause our business to fail.

Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for commodity grains and food stocks have fluctuated in response to a number of factors, including economic conditions such as inflation, changes in U.S. government farm support programs, changes in international agricultural trading policies, impacts of disease outbreaks on protein sources and the potential effect on supply and demand as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper, steel and oil prices, which affect our costs for packaging materials, have resulted from changes in supply and demand, general economic conditions and other factors. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs.

If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

Adverse weather conditions, natural disasters, pestilences and other natural conditions can disrupt our operations, which can adversely affect our business, financial condition and results of operations.

The ingredients that we use in the production of our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, fires, earthquakes, tornadoes and pestilences. Adverse weather conditions may be impacted by climate change and other factors. Adverse weather conditions and natural disasters can reduce crop size and crop quality, which in turn could reduce our supply of ingredients, lower recoveries of usable ingredients, increase the prices of our ingredients, increase our transportation costs or increase our cost of storing ingredients if harvests are accelerated and processing capacity is unavailable. Additionally, the growth of crops, as well as the manufacture and processing of our products, requires significant amounts of water. Drought or other causes of a reduction of water in aquifers may affect availability of water, which in turn may adversely affect our results of operations. Competing manufacturers may be affected differently by weather conditions and natural disasters depending on the location of their supplies or operations. If our supply of ingredients is reduced, we may not be able to find enough supplemental supply sources on favorable terms, if at all, which could impact our ability to supply product to our customers and adversely affect our business, financial condition and results of operations. Increased costs for ingredients or other inputs could also adversely affect our business, financial condition and results of operations. Additionally, adverse weather conditions, natural disasters or other natural conditions affecting our operating activities or major facilities could cause an interruption or delay in our production or delivery schedules and loss of inventory and/or data or render us unable to accept and fulfill customer orders in a timely manner, or at all. If our operations are damaged by a fire, flood or other disaster, for example, we may be subject to supply or delivery interruptions, destruction of our facilities and products or other business disruptions, which could adversely affect our business, financial condition and results of operations.

Restrictions imposed in reaction to outbreaks of "mad cow disease," "foot-and-mouth," "bird flu" or other animal diseases could adversely impact the cost and availability of our protein-based raw materials.

The cost of the protein-based raw materials used in our products has been adversely impacted in the past by the publicity surrounding bovine spongiform encephalopathy, which is also known as "mad cow disease," and which is a terminal brain disease for cattle. Cases of bovine spongiform encephalopathy were found in Europe, among other areas, in late 2000, and in Canada and the United States in 2003. As a result of extensive global publicity and trade restrictions imposed to provide safeguards against this disease, the cost of alternative sources of the protein-based raw materials used in our products, such as soybeans, pork meat and bone meal, has from time to time increased significantly and may increase again in the future if additional cases of bovine spongiform encephalopathy are found.

In 2001, an outbreak of foot-and-mouth disease was discovered in Europe. Foot-and-mouth disease affects animals with cloven hooves, such as cattle, swine, sheep, goats and deer. While foot-and-mouth disease is not considered a threat to humans, people who come in contact with the virus can spread it to animals. Any break out of foot-and-mouth disease could adversely affect the availability of our protein-based raw materials.

In 2004, a case of highly pathogenic avian influenza, and commonly known as the "bird flu," was detected in the United States. Highly pathogenic avian influenza virus was identified as the H5N2 strain and, while classified as highly virulent to birds, has not been shown to affect humans, and is not related to the highly publicized H5N1 strain of the Asian highly pathogenic avian influenza virus. The H5N1 strain of the Asian highly pathogenic avian influenza virus first emerged in Hong Kong in 1997, re-emerged in 2003 in South Korea, and is known to have spread to China, Vietnam, Thailand, Cambodia, Laos, Indonesia, Turkey, Romania, Russia and Greece. 71 of the approximately 138 people who are known to have contracted the virus associated with the H5N1 strain, purportedly from exposure to infected birds, have died. In an effort to limit the spread of the H5N1 strain, governmental authorities have been ordering the destruction of infected flocks of birds and imposing bans against imports of poultry from countries where the virus is known to exist. These measures may adversely impact the price and availability of our sources of chicken meal and other protein-based raw materials used in our products.

If bovine spongiform encephalopathy, foot-and-mouth disease, highly pathogenic avian influenza or any other animal disease impacts the availability of the protein-based raw materials used in our products, we may be required to locate alternative sources for protein-based raw materials. We can give no assurance that those sources would be available to sustain our sales volumes, that these alternative sources would not be more costly or that these alternative sources would not affect the quality and nutritional value of our brand. If outbreaks of bovine spongiform encephalopathy, foot-and-mouth disease, highly pathogenic avian influenza or any other animal disease or the regulation or publicity resulting there from impacts the cost of the protein-based raw materials used in our products, or the cost of the alternative protein-based raw materials necessary for our products as compared to our current costs, we may be required to increase the selling price of our products to avoid margin deterioration. We can give no assurance regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes.

The loss of any of our key merchandise vendors, or of any of our distribution arrangements with certain of our vendors, could negatively impact our business.

We purchase significant amounts of products from a number of vendors with limited supply capabilities. There can be no assurance that our current pet food or supply vendors will be able to accommodate our anticipated growth and expansion of our locations and e-commerce business. As a result of the disruptions resulting from COVID-19, some of our existing vendors have not been able to supply us with products in a timely or cost-effective manner. While these disruptions have so far proven to be temporary, an inability of our existing vendors to provide products or other product supply disruptions that may occur in the future could impair our business, financial condition, and results of operations. To date, vendor-related supply challenges have not had a material effect on our business or our sales and profitability.

We do not maintain long-term supply contracts with any of our merchandise vendors. Any vendor could discontinue selling to us at any time. Although we do not materially rely on any particular vendor, the loss of any of our significant vendors of pet food, particularly premium pet food, or pet supplies that we offer could have a negative impact on our business, financial condition, and results of operations.

We continually seek to expand our base of pet food and supply vendors and to identify new pet products. If we are unable to identify or enter into distribution relationships with new vendors or to replace the loss of any of our existing vendors, we may experience a competitive disadvantage, our business may be disrupted, and our results of operations may be adversely affected.

Most of the premium pet food brands that we purchase are not widely carried in supermarkets, warehouse clubs, or mass merchants. If any premium pet food manufacturers were to make premium pet food products widely available in supermarkets or through mass merchants, or if the premium brands currently available to supermarkets and mass merchants were to increase their market share at the expense of the premium brands sold only through specialty pet food and supplies retailers, our ability to attract and retain customers or our competitive position may suffer. Further, if supermarkets, warehouse clubs, or mass merchants begin offering any of these premium pet food brands at lower prices, our sales and gross margin could be adversely affected. Several of the pet food brands and product lines we currently purchase and offer for sale to our customers are not offered by our closest pet specialty competitor. However, in most cases, we have not entered into formal exclusivity agreements with the vendors for such brands. In the event these vendors choose to enter into distribution arrangements with other specialty pet retailers or other competitors our sales could suffer and our business could be adversely affected.

Our principal vendors currently provide us with certain incentives such as volume purchasing, trade discounts, cooperative advertising, and market development funds. A reduction or discontinuance of these incentives would increase our costs and could reduce our profitability.

We rely on co-packers to provide our supply of treat products. Any failure by co-packers to fulfill their obligations or any termination or renegotiation of our co-packing agreements could adversely affect our results of operations.

We have supply agreements with co-packers that require them to provide us with specific finished products. We rely on co-packers as our sole-source for products. We also anticipate that we will rely on sole suppliers for future products. The failure for any reason of a co-packer to fulfill its obligations under the applicable agreements with us or the termination or renegotiation of any such co- packing agreement could result in disruptions to our supply of finished goods and have an adverse effect on our results of operations. Additionally, from time to time, a co-packer may experience financial difficulties, bankruptcy or other business disruptions, which could disrupt our supply of finished goods or require that we incur additional expense by providing financial accommodations to the co-packer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new co- packing arrangement with another provider. During an economic downturn, our co-packers may be more susceptible to experiencing such financial difficulties, bankruptcies or other business disruptions. A new co-packing arrangement may not be available on terms as favorable to us as the existing co- packing arrangement, if at all.

As our business increases in size, we will need to locate and contract qualified co-packers with sufficient dedicated space for our gluten-free products, and there is no assurance that we will be able to do so.

If demand for gluten-free products grows, we will need to increase our production through additional co-packers to ensure that we have sufficient supply to meet increasing demand. There is no assurance that we will be able to find available, qualified co-packers or that we will be able to negotiate contracts with them on commercially reasonable terms or at all.

A large portion of our sales involves the sale of gluten-free products.

While gluten-free products are currently extremely popular and sales in the gluten-free industry generally have been increasing rapidly, there is no assurance that consumers will continue to be interested in gluten-free products. Consumers may in the future choose to purchase other products which they perceive to be healthier or more "trendy" at a future time. Consumers may prefer products with fewer carbohydrates, additional protein and more fiber, or may no longer require the health benefits provided by gluten free foods. In addition, our business could be adversely affected if larger, well-capitalized (or private-equity backed) companies elected to enter into the gluten-free space. We have limited experience in the gluten-free business and with any of such product lines.

If we do not manage our supply chain effectively, including inventory levels, our business, financial condition and results of operation may be adversely affected.

The inability of any supplier, co-packer, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease. We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We use third-party transportation providers for our product shipments. We rely on one such provider for almost all of our shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

We may face difficulties as we expand into countries in which we have no prior operating experience.

We may choose to expand our global footprint by entering into new markets. As we expand our business into new countries we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to become profitable in such countries. This may have an adverse effect on our business.

A decline in consumer spending or a change in consumer preferences or demographics could reduce our sales or profitability and adversely affect our business.

Our sales depend on consumer spending, which is influenced by factors beyond our control, including general economic conditions, disruption or volatility in global financial markets, changes in interest rates, the availability of discretionary income and credit, weather, consumer confidence, unemployment levels, and government orders restricting freedom of movement. We may experience declines in sales or changes in the types of products and services sold during economic downturns. Our business could be harmed by any material decline in the amount of consumer spending, which could reduce our sales, or a decrease in the sales of higher-margin products, which could reduce our profitability and adversely affect our business.

We have also benefited from increasing pet ownership, discretionary spending on pets and current trends in humanization and premiumization in the pet industry, as well as favorable pet ownership demographics. To the extent these trends slow or reverse, our sales and profitability would be adversely affected. In particular, COVID-19 has driven an increase in pet ownership and consumer demand for our products that may not be sustained or may reverse at any time. The success of our business depends in part on our ability to identify and respond to evolving trends in demographics and consumer preferences. Failure to timely identify or effectively respond to changing consumer tastes, preferences, spending patterns and pet care needs could adversely affect our relationship with our customers, the demand for our products and services, our market share and our profitability.

The growth of our business depends in part on our ability to accurately predict consumer trends, successfully introduce new products and services, improve existing products and services, and expand into new offerings.

Our growth depends, in part, on our ability to successfully introduce, improve, and reposition our products and services to meet the requirements of pet parents. This, in turn, depends on our ability to predict and respond to evolving consumer trends, demands and preferences. Our ability to innovate is affected by the technical capability of our product development staff and third-party consultants in developing and testing new products, including complying with governmental regulations, our attractiveness as a partner for outside research and development scientists and entrepreneurs, the success of our management and sales team in introducing and marketing new products and service offerings, and our ability to leverage our digital and data capabilities to gather and respond to consumer feedback.

We may be unable to determine with accuracy when or whether any of our products or services now under development will be launched, and we may be unable to develop or otherwise acquire product candidates or products. Additionally, we cannot predict whether any such products or services, once launched, will be commercially successful. If we are unable to successfully develop or otherwise acquire new products or services, our business, financial condition, and results of operations may be materially adversely affected.

We face various risks as an e-commerce retailer.

As part of our growth strategy, we have made significant investments to grow our e-commerce business. We may require additional capital in the future to sustain or grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, as other internet retailers have increased market share in recent years, we have faced increased competition, and may continue to face increased competition in the future, from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

Restrictions imposed in reaction to outbreaks of animal diseases or COVID-19 could have a material adverse effect on our business, financial condition, and results of operations.

If animal diseases, such as mad cow disease, foot-and-mouth disease, or highly pathogenic avian influenza, also known as "bird flu," impact the availability of the protein-based ingredients our vendors use in products, our vendors may be required to locate alternative sources for protein-based ingredients. Those sources may not be available to sustain our sales volumes, may be costlier, and may affect the quality and nutritional value of our products. If outbreaks of mad cow disease, foot-and-mouth disease, bird flu, or any other animal disease, or the regulation or publicity resulting therefrom impacts the cost of the protein-based ingredients we have in our products, or the cost of the alternative protein-based ingredients necessary for our products as compared to our current costs, we may be required to increase the selling price of our products to avoid margin deterioration. However, we may not be able to charge higher prices for our products without negatively impacting future sales volumes.

As a result of the disruptions resulting from COVID-19, some manufacturers of pork and other protein-based ingredients we use in our products were forced to shut down processing plants or take other adverse actions. While our supply chain was not disrupted, similar disruptions in the future due to COVID-19 or other outbreaks could potentially limit the supply of or increase prices for certain of meat proteins used in our pet food products, adversely affecting our business and results of operations.

Fluctuations in the prices and availability of certain commodities, such as grains and meat protein, could materially adversely affect our operating results.

The pet food and supplies industry is subject to risks related to increases in the price of and the availability of certain commodities used in the production of certain pet food and other pet-related products, specifically seed, wheat, and rice, as well as other materials that are used in certain pet accessories. Additionally, increased human and/or pet consumption or population increases may potentially limit the supply of or increase prices for certain meat proteins used in animal feed. Historically, in circumstances where these price increases have resulted in our manufacturers or vendors increasing the costs we pay for our food products, we have been able to pass these increases on to customers. However, our ability to pass on increased purchase costs in the future will be significantly impacted by market conditions and competitive factors. If we are unable to pass on any increased purchase costs to customers, we may experience reduced margins, which could have a material adverse effect on our business, financial condition, and results of operations. Also, COVID-19 pandemic, various domestic and international governmental bodies issued orders, mandates, decrees and directives (collectively, "COVID Orders") may cause significant supply chain disruptions. This and other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events, combined with other more general economic and demographic conditions, could impact our pricing and negatively affect our operating profit margins. From time to time, competitive conditions could limit our pricing flexibility. There can be no assurance that future cost increases can be offset by increased prices or that increased prices will be fully absorbed by our customers without any resulting change to their purchasing patterns. In addition, there can be no assurance that we will generate growth in an amount sufficient to offset inflationary or other cost pressures.

Product recalls and product liability, as well as changes in product safety and other consumer protection laws, may adversely impact our operations, merchandise offerings, reputation, financial condition, results of operations, and cash flows.

We are subject to regulations by a variety of federal, state, and international regulatory authorities, including regulations regarding the safety and quality of our products. We purchase merchandise from different vendors. One or more of our vendors, including manufacturers of our owned or private label brand products, might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before merchandise ships to our customers. Any issues of product safety or allegations that our products are in violation of governmental regulations, including, but not limited to, issues involving products manufactured in foreign countries, could cause those products to be recalled. If our vendors fail to manufacture or import merchandise that adheres to our quality control standards, product safety requirements, or applicable governmental regulations, our reputation and brands could be damaged, potentially leading to increases in customer litigation against us. Further, to the extent we are unable to replace any recalled products, we may have to reduce our merchandise offerings, resulting in a decrease in sales. If our vendors are unable or unwilling to recall products failing to meet our quality standards, we may be required to recall those products at a substantial cost to us. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain merchandise, or additional labor costs associated with readying merchandise for sale. Long lead times on merchandise ordering cycles increase the difficulty for us to plan and prepare for potential changes to applicable laws. In the event that we are unable to timely comply with regulatory changes or regulators do not believe we are complying with current regulations applicable to us, significant fines or penalties could result, and could adversely affect our reputation, financial condition, results of operations, and cash flows.

We are subject to extensive governmental regulation and we may incur material liabilities under, or costs in order to comply with, existing or future laws and regulation, and its failure to comply may result in enforcements, recalls, and other adverse actions.

We are subject to a broad range of federal, state, local, and foreign laws and regulations intended to protect public and worker health and safety, natural resources and the environment. its operations, including our outsourced manufacturing partners, are subject to regulation by the Occupational Safety and Health Administration ("OSHA"), the Food and Drug Administration (the "FDA"), the Department of Agriculture (the "USDA") and by various other federal, state, local and foreign authorities regarding the processing, packaging, storage, distribution, advertising, labeling and export of its products, including food safety standards. In addition, we and are outsourced manufacturing partners are subject to additional regulatory requirements, including environmental, health and safety laws and regulations administered by the U.S. Environmental Protection Agency, state, local and foreign environmental, health and safety legislative and regulatory authorities and the National Labor Relations Board, covering such areas as discharges and emissions to air and water, the use, management, disposal and remediation of, and human exposure to, hazardous materials and wastes, and public and worker health and safety. Violations of or liability under any of these laws and regulations may result in administrative, civil or criminal fines, penalties or sanctions against us, revocation or modification of applicable permits, licenses or authorizations, environmental, health and safety investigations or remedial activities, voluntary or involuntary product recalls, warning or untitled letters or cease and desist orders against operations that are not in compliance, among other things. Such laws and regulations generally have become more stringent over time and may become more so in the future, and we may incur (directly, or indirectly through its outsourced manufacturing partners) material costs to comply with current or future laws and regulations or in any required product recalls. Liabilities under, and/or costs of compliance, and the impacts on us of any non-compliance, with any such laws and regulations could materially and adversely affect its business, financial condition, and results of operations. In addition, changes in the laws and regulations to which we are subject could impose significant limitations and require changes to its business, which may increase our compliance expenses, make its business more costly and less efficient to conduct, and compromise its growth strategy.

Among other regulatory requirements, the FDA reviews the inclusion of specific claims in pet food labeling. For example, pet food products that are labeled or marketed with claims that may suggest that they are intended to treat or prevent disease in pets would potentially meet the statutory definitions of both a food and a drug. The FDA has issued guidance containing a list of specific factors it will consider in determining whether to initiate enforcement action against such products if they do not comply with the regulatory requirements applicable to drugs. These factors include, among other things, whether the product is only made available through or under the direction of a veterinarian and does not present a known safety risk when used as labeled. While we believe that we market our products in compliance with the policy articulated in FDA's guidance and in other claim-specific guidance, the FDA may disagree or may classify some of its products differently than we do, and may impose more stringent regulations which could lead to alleged regulatory violations, enforcement actions and product recalls. In addition, we may produce new products in the future that may be subject to FDA pre-market review before we can market and sell such products.

Currently, many states in the U.S. have adopted the Association of American Feed Control Officials definition of the term "natural" with respect to the pet food industry, which means no synthetic additives or synthetic processing except vitamins, minerals or certain trace nutrients, and only ingredients that are derived solely from plant, animal or mined sources. Certain of its pet food products use the term "natural" in their labelling or marketing materials. As a result, we may incur material costs to comply with any new labeling requirements relating to the term "natural" and could be subject to liabilities if we fail to timely comply with such requirements, which could have a material adverse effect on its business, financial condition, and results of operations. We also follow rules, guidelines, standards and regulations of the National Animal Supplement Council for certain products, and may incur additional costs to maintain those standards, and if we fail to timely comply with such requirements, that failure could have a material adverse effect on its business, financial condition, and results of operations. These developments, depending on the outcome, could have a material adverse effect on our reputation, business, financial condition, and results of operations

Negative publicity resulting from recalls on pet foods in the United States could negatively affect the sales and marketability of our products.

In March 2007, the FDA discovered certain contaminants in vegetable proteins imported into the United States from China. Subsequently, the FDA began investigating an imported rice protein concentrate that contained melamine, which may have been used as an ingredient in some pet foods. As a result of this investigation, a number of dog food manufacturers recalled dog foods that contained the chemical melamine, which is banned in the United States, in dog food that contained wheat gluten. Since we buy our ingredients from third-party suppliers, if such ingredients or other materials we purchase are alleged or prove to include contaminants that affect the safety or quality of our products or are otherwise rumored to have adverse effects, for any reason, we may need to find alternate ingredients for our products, delay production of our products, or discard or otherwise dispose of our products, which could adversely affect our results of operations. Additionally, if this occurs after the affected product has been distributed, we may need to withdraw or recall the affected product and we may experience adverse publicity or product liability claims. In either case, our business, financial condition and results of operations could be adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized membership interests to issue units of membership interests to investors upon the conversion of any security convertible into units of our membership interests, including the Securities.

Currently, the Company's authorized membership interests consists of Class A Voting Capital ("**Class A Units**") and Class B Nonvoting Capital ("**Class B Units**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, all Class A Units will be issued and outstanding and no Class B Units will be issued and outstanding Unless we increase our authorized membership interests, we may not have enough authorized membership interests to be able to obtain funding by issuing units of our membership interests or securities convertible into units of our membership interests. We may also not have enough authorized membership interests to issue units of membership interests to investors upon the conversion of any security convertible into units of our membership interests, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We may be subject to intellectual property infringement claims or other allegations, which could result in substantial damages and diversion of management's efforts and attention.

We have obligations with respect to the non-use and non-disclosure of third-party intellectual property. The steps we take to prevent misappropriation, infringement, or other violation of the intellectual property of others may not be successful. From time to time, third parties have asserted intellectual property infringement claims against us and may continue to do so in the future. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims. While we believe that our products and operations do not infringe in any material respect upon proprietary rights of other parties and/or that meritorious defenses would exist with respect to any assertions to the contrary, we may from time to time be found to infringe on the proprietary rights of others.

Any claims that our products, services, or marketing materials infringe the proprietary rights of third parties, regardless of their merit or resolution, could be costly, result in injunctions against us or payment of damages by us, and may divert the efforts and attention of our management and technical personnel. We may not prevail in such proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If such proceedings result in an adverse outcome, we could, among other things, be required to pay substantial damages (potentially treble damages in the United States); cease the manufacture, use, distribution, or sale of the infringing products, operations, or services; discontinue the use of the infringing methods or processes; expend significant resources to develop non-infringing products, operations, or services or re-brand our business and products; and obtain a license from the third party claiming infringement, which may not be available on commercially reasonable terms, or may not be available at all. If any of the foregoing occurs, our ability to compete could be affected or our business, financial condition, and results of operations may be materially adversely affected.

Our business may be subject to false marketing claims.

From time to time we may be subject to claims from competitors or consumers, including consumer class actions, alleging that our product claims are deceptive. Regardless of their merit, these claims can require significant time and expense to investigate and defend. Whether or not a false marketing claim is successful, such assertions could have an adverse effect on our business, financial condition and results of operations, and the negative publicity surrounding them could harm our reputation and brand image.

We do business under our tradename, "YUMWOOF"

We strive to protect our intellectual property, such as our federally registered YUMWOOF trademarks, and believe such trademarks are an important factor in product recognition, brand protection and goodwill maintenance. We conduct business using our tradename, "YUMWOOF." Although we have a federally registered trademark thereof, we have not registered or otherwise sought protection of such tradename in every jurisdiction in which we conduct business thereunder. If we do not adequately protect our rights to such tradename, any goodwill that we have developed therein could be lost or impaired. For instance, third parties may attempt to use our tradename for the sale or promotion of products, even products similar to our products. If we become involved in any dispute regarding our tradename, regardless of whether we prevail, we could be required to engage in costly, distracting and time-consuming litigation that could harm our business. If the tradenames we use are found to infringe upon the intellectual property rights of any other person or entity, we could be liable for damages and be forced to stop using our tradename. As result, we could lose all the goodwill that has been developed in the tradename, our business may suffer.

If we fail to develop and maintain our brand, our business could suffer.

We believe that developing and maintaining our brand is critical to our success. The importance of our brand recognition may become even greater as competitors offer more products similar to ours. Our financial success is directly dependent on consumer perception of our brand. Our brand-building activities involve providing high-quality products, increasing awareness of our brand, creating and maintaining brand loyalty and increasing the availability of our products. The success of our brand may suffer if our marketing plans or product initiatives do not have the desired impact on our brand's image or its ability to attract customers. Further, our brand value could diminish significantly due to a number of factors, including consumer perception that we have acted in an irresponsible manner, adverse publicity about our products (whether or not valid), our failure to maintain the quality of our products, product contamination, the failure of our products to deliver consistently positive consumer experiences, or the products becoming unavailable to consumers. The growing use of social and digital media by consumers increases the speed and extent that information and opinions can be shared. Negative posts or comments about us or our brands or products on social or digital media could damage our brands and reputation. If we fail to maintain the favorable perception of our brands, our business, financial condition and results of operations could be negatively impacted.

We rely upon a limited number of product offerings.

The majority of the products that we have sold through December 31, 2020, have been based on our brand, YUMWOOF. A decline in the market demand for our products and generally in the market would have a significant adverse impact on us.

The Company's success depends on the experience and skill of the managing members, its executive officers and key employees.

We are dependent on our managing members, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our managing members, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

<p style="text-align: center;">**BUSINESS**</p>

Description of the Business

Yumwoof is on a mission to increase the health span of all dogs. Our popular Perfect Kibble is a soft and chewy natural dog food made with 14 ingredients, cold pressed and slow cooked to perfection! Many say it smells just like sweet bread. The #1 ingredient in our science-backed recipe is fresh meat, and it has more coconut oil than any other dog food. Several recent NIH studies showed MCTs in coconut oil benefits dogs in a variety of ways. We are about to release several exciting new products and welcome you to join our nutrition-focused mission!

Business Plan

Yumwoof sells its products primarily direct-to-consumer, and we expect to sell into third party brick-and-mortar retail channels beginning in 2022. We continue to build a product line focused on clean ingredients that appeal to health conscious pet parents.

The Company's Products and/or Services

Product / Service	Description	Current Market
Perfect Kibble	Soft and chewy dog food made with natural ingredients.	Direct-to-consumer community of dog parents.
Perfect Dog Food Mix	The easiest way to make fresh dog food.	Direct-to-consumer community of dog parents.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Several key competitors in the marketplace have taken advantage of the direct-to-consumer distribution model, with its lower overhead and ability to build a direct relationship with customers. Most of the competitors in our space have focused on either fresh/frozen dog food with higher shipping costs or dry kibble without much innovation. We have focused on creating unique, shelf-stable products that stand out from the competition and do not require refrigeration. Our recipes are also chef-created, which further differentiates our food. Some major players in the DTC dog food space include The Farmers Dog, Ollie and Spot & Tango

Customer Base

We sell our dog food via a direct-to-consumer model. We reach a relatively mature target audience, with 71% of our customers being 45 and older. 76% of our customers are female.

Supply Chain

Yumwoof maintains two 3PL distribution warehouses in the United States, as well as additional inventory maintained at Amazon.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country

| 6408167 | YUMWOOF | Service Mark | October 8, 2020 | July 6, 2021 | United States |

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years. For purposes of clarity, the Company presently is managed by its members, such that the holders of the Class A Units manage the Company and vote upon all matters upon which membership have the right to vote in proportion to their respective percentage voting interests. The Company has no board of managers, managers or similar governing body.

MANAGING MEMBERS AND OFFICERS

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jaron Lukas	Founder, Managing Member and Chief Executive Officer	Growth and Strategy for Yumwoof Natural Pet Food LLC; self-employed entrepreneur prior from January 2018 to April 7, 2020	Attended Rice University
Yo Sub Kwon	Founder, Managing Member and Chief Operating Officer	Operations for Yumwoof Natural Pet Food LLC; self-employed entrepreneur prior from January 2018 to April 7, 2020	Attended Virginia Tech
Raymond Bailey	Founder, Managing Member and Chief Product Officer	Product Development for Yumwoof Natural Pet Food LLC; self-employed entrepreneur prior from January 2018 to April 7, 2020	Attended The French Culinary Institute

Biographical Information

Jaron Lukas:
Cited by Fox Business News as a leader it's watching
Founder and CEO of venture-backed bitcoin exchange Coinsetter in 2012, acquired by Kraken in 2016
Former J.P. Morgan investment banker
President's Honor Roll at Rice University
Featured in WSJ, Financial Times, Bloomberg, CNBC, TechCrunch

Yo Sub Kwon:
Awarded as Inc. "30 Under 30" entrepreneur
Co-founded LaunchKey, a cybersecurity company acquired by TransUnion
Co-founder and former CEO of Hosho, a high growth blockchain cybersecurity analysis firm
Recently developed technology to increase operational scaling for e-commerce
Widely regarded as one of the world's top full stack software developers

Raymond Bailey:
Graduate of The French Culinary Institute in New York City
Former gourmet chef at a New York Times-rated restaurant in New York City
Certified web developer
Ran web development agency specializing in e-commerce
Trained in pet food formulation

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

The Company's operating agreement, dated as of April 7, 2020, provides the following provisions:

- No Member shall be liable to the Company or to the other Members for damages or otherwise with respect to any actions taken in good faith and reasonably believed to be in the best interests of the Company, unless the Member has committed fraud, gross negligence, willful or want misconduct, or a material breach of this Agreement or the fiduciary duties of the Member.

- The Company shall indemnify, hold harmless and defend the Members in their capacity as Members, managers, or officers, from and against any loss, expense, damage, or injury sustained as a result of any acts or omissions arising out of any activity of the Company, unless the Member seeking indemnification has committed fraud, gross negligence, willful or wanton misconduct, or a material breach of this Agreement or the fiduciary duties of the Member relating to the basis for the claim for indemnification.

- The Members agree to indemnify and defend the Company, including the other Members and each of their respective employees, agents, partners, shareholders, officers, and directors; and hold them harmless from and against any and all claims, liabilities, damages, costs, and expenses arising out of any fraud, gross negligence, willful or wanton misconduct or a breach of this Agreement by that Member.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized membership interests consists of Class A Voting Capital ("**Class A Units**") and Class B Nonvoting Capital ("**Class B Units**").

Outstanding Membership Interests

As of the date of this Form C-AR, the Company's outstanding membership interests consists of:

Type	Class A Units
Amount Outstanding	100%
Par Value Per Share	n/a
Voting Rights	Members holding Class A Units (the "Voting Members") have the right to vote in proportion to their respective Percentage Voting Interest ("PVI"). The PVI shall be calculated by dividing the individual Member's Voting Capital by the total Voting Capital.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Class A Units which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	95.24%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Simple Agreement for Future Equity
Face Value	$75,000
Post-Money Valuation Cap	$3,000,000
Discount	None
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	**Equity Financing**: If there is a certain equity financing before the termination of the Safe, on the initial closing of such equity financing, the Safe will automatically convert into the greater of: (1) the number of shares of certain standard preferred stock equal to the purchase amount of the Safe divided by the lowest price per share of the certain standard preferred stock; or (2) the number of shares of certain safe preferred stock equal to the purchase amount of the Safe divided by a certain safe price.

	Liquidity Event: If there is a certain liquidity event before the termination of the Safe, the Safe will automatically be entitled (subject to a certain liquidation priority) to receive a portion of certain proceeds, due and payable to the holder immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the greater of (i) the purchase amount of the Safe (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of certain common stock equal to the purchase amount of the Safe divided by the certain liquidity price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of certain proceeds to be received in a certain liquidity event, the holder will be given the same choice, *provided* that the holder may not choose to receive a form of consideration that the holder would be ineligible to receive as a result of the holder's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. **Dissolution Event**: If there is a certain dissolution event before the termination of the Safe, the holder will automatically be entitled (subject to a certain liquidation priority) to receive a portion of certain proceeds equal to the Cash-Out Amount, due and payable to the holder immediately prior to the consummation of a certain dissolution event.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Safes which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.38%

Type	Simple Agreement for Future Equity
Face Value	$125,000
Post-Money Valuation Cap	$5,000,000
Discount	None
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	**Equity Financing**: If there is a certain equity financing before the termination of the Safe, on the initial closing of such equity financing, the Safe will automatically convert into the greater of: (1) the number of shares of certain standard preferred stock equal to the purchase amount of the Safe divided by the lowest price per share of the certain standard preferred stock; or (2) the number of shares of certain safe preferred stock equal to the purchase amount of the Safe divided by a certain safe price.

	Liquidity Event: If there is a certain liquidity event before the termination of the Safe, the Safe will automatically be entitled (subject to a certain liquidation priority) to receive a portion of certain proceeds, due and payable to the holder immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the greater of (i) the purchase amount of the Safe (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of certain common stock equal to the purchase amount of the Safe divided by the certain liquidity price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of certain proceeds to be received in a certain liquidity event, the holder will be given the same choice, *provided* that the holder may not choose to receive a form of consideration that the holder would be ineligible to receive as a result of the holder's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. **Dissolution Event**: If there is a certain dissolution event before the termination of the Safe, the holder will automatically be entitled (subject to a certain liquidation priority) to receive a portion of certain proceeds equal to the Cash-Out Amount, due and payable to the holder immediately prior to the consummation of a certain dissolution event.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Safes which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.38%

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Promissory Note
Creditor	Yo Sub Kwon
Face Value	$12,500
Interest Rate and Amortization Schedule	Interest accruing on the unpaid balance at a rate of 6 percent (6%) per annum, beginning on September 1, 2020.
Description of Collateral	None
Other Material Terms	In the event the Company fails to pay the note in-full on the maturity date, unpaid principal shall accrue interest at the maximum rate allowed by law, until the Company is no longer in default.

	Payments shall be first credited to any late fees due, then to interest due and any remainder will be credited to principal.

Company may pre-pay the Note without penalty.

If the Company is in default under the Note or is in default under another provision of the Note, and such default is not cured within the minimum allotted time by law after written notice of such default, then Lender may, at its option, declare all outstanding sums owed on the Note to be immediately due and payable.

Company shall pay all costs incurred by Lender in collecting sums due under the Note after a default, including reasonable attorneys' fees. If Lender or Company sues to enforce the Note or obtain a declaration of its rights hereunder, the prevailing party in any such proceeding shall be entitled to recover its reasonable attorneys' fees and costs incurred in the proceeding (including those incurred in any bankruptcy proceeding or appeal) from the non-prevailing party. |
| **Maturity Date** | September 1, 2021 |
| **Date Entered Into** | September 1, 2020 |

Type	Promissory Note
Creditor	Jaron Lukas
Face Value	$12,500
Interest Rate and Amortization Schedule	Interest accruing on the unpaid balance at a rate of 6 percent (6%) per annum, beginning on September 1, 2020.
Description of Collateral	None
Other Material Terms	In the event the Company fails to pay the note in-full on the maturity date, unpaid principal shall accrue interest at the maximum rate allowed by law, until the Company is no longer in default.

Payments shall be first credited to any late fees due, then to interest due and any remainder will be credited to principal.

Company may pre-pay the Note without penalty.

If the Company is in default under the Note or is in default under another provision of the Note, and such default is not cured within the minimum allotted time by law after written notice of such default, then Lender may, at its option, declare all outstanding sums owed on the Note to be immediately due and payable. |

	Company shall pay all costs incurred by Lender in collecting sums due under the Note after a default, including reasonable attorneys' fees. If Lender or Company sues to enforce the Note or obtain a declaration of its rights hereunder, the prevailing party in any such proceeding shall be entitled to recover its reasonable attorneys' fees and costs incurred in the proceeding (including those incurred in any bankruptcy proceeding or appeal) from the non-prevailing party.
Maturity Date	September 1, 2021
Date Entered Into	September 1, 2020

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Jaron Lukas	65.05% of Class A Units	65.05% of Class A Units
Yo Sub Kwon	15.97% of Class A Units	15.97% of Class A Units
Raymond Bailey	18.98% of Class A Units	18.98% of Class A Units

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0	$0	$0

Operations

Yumwoof Natural Pet Food LLC (the "**Company**") was formed on April 7, 2020 under the laws of the State of Nevada, and is headquartered in Las Vegas, Nevada.

Liquidity and Capital Resources

The Company expects to close an offering pursuant to Regulation CF on April 30, 2022.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Units	$3.00	100% of Class A Units	General corporate	April 7, 2020	Section 4(a)(2)
Simple Agreement for Future Equity	$125,000	4 SAFEs	General corporate	March 1, 2021 – May 11, 2021	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

ISSUANCES OF MEMBERSHIP INTERESTS
- On April 7, 2020, the Company issued thirty-three and thirty-four hundredths percent (33.34%) of its Class A Units to Jaron Lukas for aggregate consideration of $1.00. Mr. Lukas is a co-founder, a manager and the Chief Executive Officer of the Company.
- On April 7, 2020, the Company issued thirty-three and thirty-three hundredths percent (33.33%) of its Class A Units to Yo Sub Kwon for aggregate consideration of $1.00. Mr. Kwon is a co-founder, a manager and the Chief Operating Officer of the Company.
- On April 7, 2020, the Company issued thirty-three and thirty-three hundredths percent (33.33%) of its Class A Units to Raymond Bailey for aggregate consideration of $1.00. Mr. Bailey is a co-founder, a manager and the Chief Product Officer of the Company.

ISSUANCE OF PROMISSORY NOTES
- On September 1, 2020, the Company issued a promissory note to Yo Sub Kwon, who is a co-founder, a manager and the Chief Product Officer of the Company, in the amount of Twelve Thousand and Five Hundred Dollars ($12,500).
- On September 1, 2020, the Company issued a promissory note to Jaron Lukas, who is a co-founder, a manager and the Chief Executive Officer of the Company, in the amount of Twelve Thousand and Five Hundred Dollars ($12,500).

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jaron Lukas
(Signature)

Jaron Lukas
(Name)

Chief Executive Officer
(Title)

04 / 29 / 2022

I, Jaron Lukas, certify that the financial statements of Yumwoof Natural Pet Food LLC included in this Form are true and complete in all material respects.

/s/ Jaron Lukas
(Signature)

Jaron Lukas
(Name)

Chief Executive Officer
(Title) 04 / 29 / 2022

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jaron Lukas
(Signature)

Jaron Lukas
(Name)

Manager
(Title)

April 29, 2022
(Date)

/s/ Yo Sub Kwon Yo Sub Kwon
(Signature)

Yo Sub Kwon

(Name)

Manager
(Title)

April 29, 2022
(Date)

/s/ Raymond Bailey
(Signature)

Raymond Bailey
(Name)

Manager
(Title)

April 29, 2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements



Yumwoof Natural Pet Food LLC

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$89,063.82
Other Current Assets	
Inventory Asset	111,407.10
Total Other Current Assets	**$111,407.10**
Total Current Assets	**$200,470.92**
TOTAL ASSETS	**$200,470.92**
LIABILITIES AND EQUITY	
Liabilities	$87,169.00
Equity	$113,301.92
TOTAL LIABILITIES AND EQUITY	**$200,470.92**



Yumwoof Natural Pet Food LLC

Statement of Cash Flows

December 2020 - December 2021

	TOTAL
OPERATING ACTIVITIES	$ -140,302.31
FINANCING ACTIVITIES	$226,659.37
NET CASH INCREASE FOR PERIOD	$86,357.06
Cash at beginning of period	2,706.76
CASH AT END OF PERIOD	$89,063.82



Yumwoof Natural Pet Food LLC

Profit and Loss
December 2020 - December 2021

	TOTAL
Income	
Sales of Product Income	880,953.94
Total Income	**$880,953.94**
Cost of Goods Sold	**$296,527.35**
GROSS PROFIT	**$584,426.59**
Expenses	**$667,500.80**
NET OPERATING INCOME	**$ -83,074.21**
NET INCOME	**$ -83,074.21**